UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-40635

Reunion Neuroscience Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

30 Duncan Street, Lower North Suite
Toronto, Ontario
M5V 2C3
1-833-833-1967
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into (i) the Registration Statement on Form F-10 (File No. 333-261515) of Reunion Neuroscience Inc. (the “Company”), (ii) the Registration Statement on Form S-8 (File No. 333-268481) of the Company and (iii) the Registration Statement on Form S-8 (File No. 333-260071) of the Company, and in each instance the related prospectus, as such registration statements and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits

Exhibit

99.1	Annual Information Form for the Fiscal Year Ended March 31, 2023
99.2	Management Discussion and Analysis for the Fiscal Years Ended March 31, 2023 and 2022
99.3	Audited Annual Financial Statements for the Fiscal Years Ended March 31, 2023 and 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reunion Neuroscience Inc.

Date: July 7, 2023	By:	/s/ Edward F. Smith
Name:Edward F. Smith
Title:Chief Financial Officer

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